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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                                 Amendment No. 2
                                       to
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                  INACOM CORP.
                                (Name of Issuer)

                                  INACOM CORP.
                      (Name of Person(s) Filing Statement)

  6% Convertible Subordinated Debentures                45323G AA 7
           Due June 15, 2006                            45323G AB 5
     (Title of Class of Securities)       (CUSIP Numbers of Class of Securities)


                               David C. Guenthner
              Executive Vice President and Chief Financial Officer
                               10810 Farnam Drive
                                 Omaha, NE 68154
                                 (402) 758-3900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                 March 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
                ========================== =====================
                  Transaction Valuation* Amount of Filing Fee
                ========================== =====================

                       $56,520,750                $15,713
                ========================== =====================
----------
* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $55,250,000 principal amount of Debentures at the purchase price of $56,520,750 (100% of the principal amount of the Debentures, plus accrued interest to the date of purchase) as of May 3, 1999 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:     $15,713

    Form or registration no.:   Schedule 13E-4

    Filing party:               InaCom Corp.

    Date filed:                 March 19, 1999

Instruction:  When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission
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                             INTRODUCTORY STATEMENT


         This final amendment to Schedule 13E-4 relates to an offer (the "Offer") by InaCom Corp., a Delaware corporation (the "Company") as set forth in the Notice and Offer to Purchase, dated March 19, 1999, as amended and supplemented, to purchase for cash any and all of the outstanding 6% Convertible Subordinated Debentures due June 15, 2006 of the Company (the "Debentures").

Item 1:  Security and Issuer

         The Offer expired at 5:00 p.m., New York City time, on Friday, April 30, 1999. On Monday, May 3, 1999 the Company accepted for purchase through its Depositary, Norwest Bank Minnesota, National Association, $55,250,000 aggregate principal amount of Debentures at a purchase price of 100% of the principal amount thereof plus accrued interest. As a result, on and after May 3, 1999, all Debentures ceased to be outstanding.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           INACOM CORP.



                                             /s/ David C. Guenthner
                                       By:___________________________________
                                           David C. Guenthner
                                           Executive Vice President and
                                           Chief Financial Officer



Dated: May 13, 1999